333-13242

1-

02038158

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Registrants

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For April, 2002

1 - GRANITE MORTGAGES 01-1 PLC
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX, England
(Address of principal executive offices)

2 - GRANITE FINANCE TRUSTEES LIMITED -01
(Translation of registrant's name into English)
22 Grenville Street, St Helier,
Jersey JE4 8PX, Channel Islands
(Address of principal executive offices)

3 - GRANITE FINANCE FUNDING LIMITED -02
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F.....X....Form 40-F............

Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........No.......X..........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

May 29, 2002

GRANITE MORTGAGES 01-1 PLC

By:
Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

GRANITE FINANCE FUNDING LIMITED

By: ____________________
Name:

Title: Director

GRANITE FINANCE TRUSTEES LIMITED

By: ____________________
Name:

Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-1 PLC

By: ____________________
Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

GRANITE FINANCE FUNDING LIMITED

May 29, 2002

By:
Name: NIGEL C. BRADLEY

Title: Director

GRANITE FINANCE TRUSTEES LIMITED

By: ____________________
Name:

Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-1 PLC

By: ______________________
Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

GRANITE FINANCE FUNDING LIMITED

By: ______________________
Name:

Title: Director

GRANITE FINANCE TRUSTEES LIMITED

May 29, 2002

By: ______________________
Name: R GOUGH

Title: Director

INVESTORS' MONTHLY REPORT

GRANITE MORTGAGES 01-1 PLC

MONTHLY REPORT re: Granite Mortgages 01-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited

Period 1 April 2002 - 30 April 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool	90,629
Current Balance	£5,611,143,399
Last Months Closing Trust Assets	£5,858,477,460
Funding share	£4,871,722,319
Funding Share Percentage	86.82%
Seller Share	£739,421,080
Seller Share Percentage	13.18%
Minimum Seller Share (Amount)	£114,854,449
Minimum Seller Share (% of Total)	2.05%

Arrears Analysis of Non Repossessed Mortgage Loans

	Number	Principal (£)	Arrears (£)	By Principal (%)
< 1 Month	90,165	5,585,035,743	0	99.54%
> = 1 < 3 Months	403	22,622,334	192,491	0.40%
> = 3 < 6 Months	48	2,565,061	67,245	0.05%
> = 6 < 9 Months	11	668,626	31,737	0.01%
> = 9 < 12 Months	2	251,635	19,241	0.00%
> = 12 Months	0	0	0	0.00%
Total	90,629	5,611,143,399	310,714	100.00%

Properties in Possession

	Number	Principal (£)	Arrears (£)
Total	2	54,892	10500

Properties in Possession	2
Number Brought Forward	1
Repossessed	0
Sold	0
Number Carried Forward	0
Average Time from Possession to Sale	0
Average Arrears at Sale	£0
MIG Claims Submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment	0

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

	Number	Principal (£)
Substituted this period	0	£0
Substituted to date (since 26 March 2001)	78,511	£4,990,274,434

CPR Analysis

	Monthly	Annualised
Current Month CPR Rate	4.41%	41.78%
Previous Month CPR Rate	2.66%	27.52%

Weighted Average Seasoning (by value) Months	31.2
Weighted Average Remaining Term (by value) Years	19.04
Average Loan Size	£61,913
Weighted Average LTV (by value)	77.55%

Product Breakdown

Fixed Rate (by balance)	35.26%
Flexible - Together (by balance)	18.08%
Variable (by balance)	46.66%
Tracker (by balance)	0.00%
Total	100.00%

Geographic Analysis

	Number	% of Total	Value (£)	% of Total
East Anglia	2,504	2.76%	152,061,986	2.71%
East Midlands	7,833	8.64%	428,130,241	7.63%
Greater London	11,714	12.93%	1,024,033,670	18.25%
North	15,626	17.24%	715,420,783	12.75%
North West	12,636	13.94%	675,581,665	12.04%
South East	14,449	15.94%	1,140,745,453	20.33%
South West	6,556	7.23%	421,396,869	7.51%
Wales	3,360	3.71%	178,434,360	3.18%
West Midlands	5,691	6.28%	337,790,833	6.02%
Yorkshire	10,260	11.32%	537,547,538	9.58%
Total	90,629	100%	5,611,143,399	100%

LTV Levels Breakdown

	Number	Value (£)	% of Total
< 10%	308	3,366,686	0.06%
> = 10% < 20%	906	29,177,946	0.52%
> = 20% < 30%	2,103	93,144,980	1.66%
> = 30% < 40%	3,471	185,728,847	3.31%
> = 40% < 50%	4,776	291,218,342	5.19%
> = 50% < 60%	6,498	430,374,699	7.67%
> = 60% < 70%	8,365	588,047,828	10.48%
> = 70% < 80%	11,220	788,926,762	14.06%
> = 80% < 90%	20,219	1,334,329,900	23.78%
> = 90% < 95%	20,356	1,192,929,087	21.26%
> = 95% < 100%	12,407	673,898,322	12.01%
> = 100%	0	0	0.00%
Total	90,629	5,611,143,399	100.0%

NR Current Existing Borrowers' SVR	5.85%
Effective Date of Change	1 December 2001

Notes **Granite Mortgages 01-1 plc**

	Outstanding	Rating Moodys/S&P/Fitch	Reference Rate	Margin
Series 1				
A1	$440,000,000	Aaa/AAA/AAA	2.07%	0.12%
A2	$ 735,000,000	Aaa/AAA/AAA	2.16%	0.21%
B	$50,000,000	Aa3/AA/AA	2.35%	0.40%
C	$67,500,000	Baa2/BBB/BBB	3.35%	1.40%
Series 2				
A	£350,000,000	Aaa/AAA/AAA	4.41%	0.24%
B	£10,000,000	Aa3/AA/AA	4.57%	0.40%
C	£15,000,000	Baa2/BBB/BBB	5.57%	1.40%

Credit Enhancement

		% of Funding Share
Class B Notes (£ Equivalent)	£44,345,377	0.91%
Class C Notes (£ Equivalent)	£61,366,259	1.26%

Granite Mortgages 01-1 Reserve Fund Requirement	£20,000,000	0.41%
Balance Brought Forward	£20,000,000	0.41%
Drawings this Period	£0	0.00%
Reserve Fund Top-up this Period*	£0	0.00%
Excess Spread	£0	0.00%
Current Balance	£20,000,000	0.41%

*Top-ups only occur at the end of each quarter.

Funding Reserve Balance	£7,827,328	0.16%
Funding Reserve %	0.5%	NA